UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 6-K

_______________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41362

_______________

Ostin Technology Group Co., Ltd.
(Translation of registrant’s name into English)

_______________

Building 2, 101
1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046
(Address of principal executive offices)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the extraordinary general meeting of shareholders of Ostin Technology Group Co., Ltd. (the “Company”), attached hereto and incorporated by reference herein are Notice of Extraordinary General Meeting and Proxy Statement and Form of Proxy Card.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.
By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: March 14, 2024